FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        October, 2004

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   October 13, 2004

MIRAMAR MINING CORPORATION Suite 300-889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

October 13, 2004	NEWS RELEASE 04-25	MAE - TSE MNG-AMEX

Miramar Announces More Results from Exploration at Hope Bay & Back River
– Results from Boston & Goose Lake Continue to Build on Resources, New Estimates in Process –

VANCOUVER — Miramar Mining Corporation today announced further encouragement from on-going exploration at its Hope Bay and Back River projects, and the commencement of geologic modelling and resource estimation for both projects.

“Our summer drilling programs continue to build on the resources at both Boston and Goose Lake,” said Tony Walsh, Miramar’s President & CEO. “The results from both projects, combined with the outstanding results in the Naartok area of the Madrid deposit, demonstrate the potential of these projects to provide opportunities that should allow Miramar to grow into a significant, Canadian based gold mining company. We have now begun the process of generating new resource estimates at both Hope Bay and Back River. In the meantime, once we complete the recently announced flow-through financing, we expect to be back drilling at Naartok at the beginning of November, where we are looking to further expand this very large gold system.”

Drilling at Boston continues to increase the confidence level in the existing resources and to add new mineralization outside of the limits of the existing resource immediately below the level of the decline, adding confidence to the inferred resource and providing the basis for consideration of a larger scale development scenario using more mechanized, bulk mining methods. The results from Goose Lake further illustrate the extent of this significant gold system, and provide additional information to support a model that incorporates the higher grade hinge zone and the greywacke-hosted mineralization in the core of the fold.

Hope Bay Results

The summer drilling programs at Hope Bay were focused on meeting the goal of extending and expanding the anticipated operating life of the Doris North processing facilities, which are currently in the permitting process.

Drilling at the Boston deposit was completed in September for a total of 35 holes and 20,157m of drilling during 2004. This work had two principle objectives: to increase the confidence in the current inferred resource at depths of 200-400m below surface and, secondly, to continue to evaluate the potential to add significant new resources at depth. Results from the 2004 program exceeded expectations, not only increasing confidence in the existing inferred resource (where hole 304 intercepted 6.6m grading 21.7g/t gold), but adding new mineralized areas (such as around hole S04-319, which intercepted 16.2g/t over 9.5m in a new area outside the existing resource). Further, as previously reported, the deep drilling encountered significant mineralization over an area approximately 400m by 500m area, below the level of the existing resources, including hole S04-301W2 which intercepted 28.9g/t gold over 3.8m and hole S04-315 which intersected an exceptional 461.3g/t gold over 0.5m.

The majority of results from the 2004 drilling have been previously reported, however highlights of the final 2004 holes are noted below and details are attached.

Highlights of New Boston Drill Results

Hole-ID	Target	From (m)	To (m)	Core Length (m)	Gold Grade (g/t)

S04-323	Resource Infill	438.2	445.0	6.8	11.5
Including		439.8	445.0	5.2	14.2

S04-324	Resource Infill	503.0	505.1	2.1	16.1
Including		504.0	504.5	0.5	52.3

S04-325	Resource Infill	387.7	391.2	3.5	10.7
And		521.5	525.2	3.7	20.7
Including		521.5	522.8	1.3	58.7

Holes S04-323 to -326 all targeted the B2 zone within the existing inferred resource at depths of 250-400m below surface. Two holes, S04-323 and 324, were drilled approximately 50m below holes drilled earlier in the 2004 program (S04-313 and 302 respectively). Holes S04-325 and 326 were drilled as infill holes below S04-308A and S04-304 respectively. As previously reported, S04-308A intercepted 23.4 meters grading 7.3 g/t and S04-304 intercepted 6.6 meters grading 21.7 g/t. These four holes all intersected strong mineralization in the Boston B2 zone, further increasing confidence in the inferred resource. Two holes, S04-325 and 326 also intersected mineralization in the B3 zone, with S04-325 intercepting 3.5m grading 10.7g/t gold and S04-326 intercepting 3.6m grading 6.5g/t gold.

Now that all the results are available from the 2004 drilling, Miramar has begun the process of remodelling the Boston deposit to provide the basis for the estimation of a new mineral resource. This new resource will not just incorporate the results of the 2004 drilling, but will also examine options for estimating a bulk mineable resource more amenable to mechanized mining. Such an estimate would likely result in a somewhat lower grade than previously announced as a result of internal dilution, but could allow for more cost efficient resource extraction. Management believes this approach may be warranted given the considerably greater extent of mineralization that may justify the development of a larger scale mining operation at Boston than previously considered.

Madrid

Work during the summer at the Madrid deposit was focused on the Naartok area, with the objective of upgrading the confidence level in the newly discovered extensions to Naartok in order to support a resource estimate, and to step-out with the objective of further expanding the resource. Results of the remaining holes from this drilling will be announced shortly, and drilling is expected to resume in early November.

Back River Results

Drilling at Goose Lake was also completed in September, for a total of 41 holes and 11,090m of drilling completed in 2004. The 2004 program was designed to determine whether there was potential to significantly expand the Goose Lake resource and to identify higher grade zones within the overall resource. Previously announced results successfully outlined a hinge zone (where hole 04GSE024 intercepted 16.8m averaging 36.3g/t gold) with potential to host significant high grade, near surface gold mineralization and, secondly, a zone of significant gold mineralization hosted in greywackes in the core of the fold (where hole 04GSE010 intercepted 8.0m averaging 10.2g/t gold, close to surface). Highlights of results from the remaining 2004 holes are noted below and complete results are attached.

Highlights of New Goose Lake Drill Results

Hole-ID	Target	From (m)	To (m)	Core Length (m)	Gold Grade (g/t)

04GSE035	Hinge	247.0	249.6	2.6	12.0
Including		248.0	248.6	0.6	47.8

04GSE036	Hinge &	266.0	269.0	3.0	25.3
Including	Central	266.0	267.0	1.0	74.3
And	Greywacke	334.6	336.6	2.0	14.6
Including		335.6	366.6	1.0	27.8

04GSE039	East Limb	316.7	321.0	4.3	8.1
Including		317.4	321.0	3.6	9.2

Hole 04GSE-32 was targeted on the lower iron formation within the hinge area but went over the top of the mineralized banded iron formation, missing the target mineralization. Holes 04GSE-33 and -34 were designed to test the hinge area of the central greywacke and the east limb of the anticline. Both holes encountered moderately anomalous gold values within the central greywacke.

Hole 04GSE-35 tested the lower iron formation within the hinge area of the anticline, grid north of and down plunge of 04GSE-24. Although several sections of significant grade were encountered, the drill hole suggests that the mineralization encountered in hole 24 thins in this direction. Within the vicinity of hole 04GSE-35, the hinge is interpreted to plunge steeply north-westward and the thinning of the mineralization encountered in hole 35 is thought to be a consequence of this steepening of the plunge.

Holes 04GSE-36, -37, -38, -39, -40 and 41 were designed to test the central greywacke sequence within the hinge area and the lower banded iron formation located along the east limb of the anticline. With the exception of hole 04GSE-37, all holes encountered significant gold mineralization in the central greywacke. A considerable portion of the central greywacke and west limb iron formation were intruded by a non-mineralized dyke intercepted by hole 04GSE-37.

As with the Boston deposit, Miramar has commenced remodelling of the Goose Lake deposit to incorporate the new drilling to provide the basis for the estimation of a new mineral resource. This work is expected to be completed around year-end. Miramar’s objectives at Back River are to add production capacity beyond Hope Bay by doubling the existing resource at Goose Lake, treating George Lake as a satellite deposit and exploring for new discoveries property wide.

Doris North Permitting Update

On August 16, 2004, the Nunavut Impact Review Board (NIRB) determined that the Doris North project could not proceed to the regulatory phase of permitting until a new application with additional information was provided to NIRB. Miramar continues to prepare the required supplemental information. The process for further review of the project is subject to the determination of the Minister of Indian and Northern Affairs Canada. Once the Minister has determined the process for further review, Miramar will seek a new schedule from NIRB and Miramar will be in a position to provide more definite guidance on the timing for its planned development of the Doris North project.

Miramar Mining Corporation

Miramar is a well financed Canadian gold mining company that controls two of the largest undeveloped high grade gold deposits in Canada: the Hope Bay and Back River projects. The Hope Bay project in Nunavut extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada. Miramar has an option to earn a 60% interest in the prospective Back River Project in Nunavut, containing the George and Goose Lake gold deposits.

Miramar’s objective is to build an intermediate gold production profile through the sequential development of its Arctic gold assets. The planned goals in the implementation of this strategy include:

1.	Development of a mine at Doris North to commence production as expeditiously as possible, generating cash flow to pay for the mining infrastructure and to fund the continued exploration and development of the Hope Bay belt.

2.	Demonstrate the potential of the upper portions of the Boston deposit to support an extended operating life;

3.	Determine the potential for an expanded production scenario through the development of a large scale mining operation at Madrid;

4.	Advance the Back River project to identify further production opportunities;

5.	Continue the exploration programs at Hope Bay to expand the known deposits, such as Boston to depth and Madrid, and to discover new deposits to support a sustained intermediate production profile, while conducting grassroots exploration in cooperation with strategic partners.

Miramar’s goal is to have one infrastructure centre for the entire Hope Bay belt, minimizing the environmental impact by reducing the project footprint, minimizing capital requirements and optimizing the return on future development areas.

All options for developing, extending and expanding the life of the Doris North operation are subject to the successful completion of additional drilling, economic studies and permitting process.

Quality Assurance

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by Miramar’s qualified person, John Wakeford, P. Geo. Vice President, Exploration for Miramar Mining Corporation. The analytical method for the gold analysis is gravimetric assay, done by TSL Laboratories, with metallic fire assays for higher grade samples.

Additional Information

Diagrams and tables detailing some of the matters described herein are attached to this news release. If you are missing these, please download this news release from Miramar’s website at http://www.miramarmining.com/, to which they are attached, or contact us at the numbers listed below. All other information previously released on the Hope Bay and Back River Projects is also available on this website.

Forward Looking Statements

Statements relating to exploration work at the Hope Bay and Back River projects and the expected results of this work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “hopes,” “estimates,”

“projects,” “potential,” “goal,” “objective,” “strategy” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; the risk that the recently announced flow-through financing may not be completed, in which case the November work program for the Naartok project will not proceed; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; uncertainties involved in dealings with and obtaining favourable recommendation from NIRB and the approval of the other governmental authorities of regulatory agencies; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2003 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements management’s beliefs, estimates or opinions, or other factors, should change.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The terms “Resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel: (604) 985-2572   Fax: (604) 980-0731
Toll Free:  1-800-663-8780
Email: info@miramarmining.com

MIRAMAR MINING CORPORATION'S HOPE BAY PROJECT
Table of Assay Results to Accompany News Release Dated October 13, 2004

Hole ID	From (m)	To (m)	Intercept (m)	Gold (g/t)
S04-323	97.1	100.0	2.9	3.9
Including	99.5	100.0	0.5	9.5
And	268.4	270.2	1.8	5.9
Including	269.2	270.2	1.0	7.6
And	277.1	277.7	0.6	6.8
And	280.5	282.0	1.5	5.8
Including	281.5	282.0	0.5	9.6
And	438.2	445.0	6.8	11.5
Including	439.8	445.0	5.2	14.2
And	452.4	454.3	1.9	4.2
Including	453.7	454.3	0.6	10.5
And	464.2	467.0	2.8	6.2
Including	465.0	466.0	1.0	12.0

S04-324	280.4	283.0	2.6	3.1
Including	282.0	283.0	1.0	6.5
And	291.8	294.1	2.3	1.4
And	317.7	323.2	5.5	3.2
Including	320.4	321.2	0.8	16.9
And	410.3	411.1	0.8	7.5
And	489.9	491.0	1.1	9.6
And	503.0	505.1	2.1	16.1
Including	504.0	504.5	0.5	52.3
And	556.2	557.5	1.3	8.0

S04-325	142.8	143.3	0.5	9.4
And	356.4	361.3	4.9	2.4
And	370.5	374.0	3.5	3.1
Including	372.2	373.0	0.8	5.0
And	387.7	391.2	3.5	10.7
And	405.2	405.9	0.7	5.0
And	511.2	517.7	6.5	2.4
Including	513.9	514.3	0.4	11.9
Including	516.6	517.7	1.1	3.7
And	521.5	525.2	3.7	20.7
Including	521.5	522.8	1.3	58.7

S04-326	153.3	154.0	0.7	11.6
And	337.6	340.3	2.7	4.2
Including	338.0	339.0	1.0	7.6
And	365.7	367.0	1.3	4.4
And	370.0	378.8	8.8	4.1
Including	370.0	373.6	3.6	6.5
And	505.7	509.5	3.8	4.0
And	551.0	559.6	7.9	4.2
Including	551.0	555.5	4.5	5.4
Including	558.1	558.9	0.8	10.5

Intercepts are reported at a 1g/t cut-off, with the higher grade inclusions reported at a 5g/t cut-off, with a maximum 2m inclusion of material below cut-off.

MIRAMAR MINING CORPORATION'S BACK RIVER PROJECT
Table of Assay Results to Accompany News Release Dated October 13, 2004

Hole ID	From (m)	To (m)	Intercept (m)	Gold (g/t)
04GSE032	23.8	24.2	0.4	5.6

04GSE033	30.3	36.3	6.0	4.7
Including	31.0	32.0	1.0	19.0
Including	35.4	36.3	0.9	5.9
And	176.3	179.0	2.7	7.3
Including	177.0	178.0	1.0	15.8

04GSE034	26.6	30.0	3.4	3.7
Including	29.0	30.0	1.0	5.7

04GSE035	207.5	211.0	3.5	2.5
Including	207.5	208.1	0.6	5.8
And	219.1	220.6	1.5	8.5
Including	220.0	220.6	0.6	16.1
And	226.3	229.1	2.8	5.5
Including	227.5	229.1	1.6	9.0
And	247.0	249.6	2.6	12.0
Including	248.0	248.6	0.6	47.8

04GSE036	196.0	199.0	3.0	4.3
Including	198.0	199.0	1.0	6.7
And	224.2	230.5	6.3	2.5
Including	228.4	229.3	0.9	5.5
And	266.0	269.0	3.0	25.3
Including	266.0	267.0	1.0	74.3
And	320.9	325.5	4.6	5.0
Including	320.9	321.8	0.9	10.5
And	334.6	336.6	2.0	14.5
Including	335.6	336.6	1.0	27.8

04GSE037	261.9	263.7	1.8	4.7
Including	261.9	262.9	1.0	6.6
And	301.0	309.0	8.0	3.0
Including	304.0	308.0	4.0	4.0
And	317.2	319.0	1.8	20.7
And	336.0	340.0	4.0	2.3
And	343.0	344.0	1.0	5.0
And	355.0	357.0	2.0	7.5
Including	355.0	356.0	1.0	12.3
04GSE038	526.6	527.1	0.5	26.5
04GSE039	210.9	213.0	2.1	3.1
And	244.8	246.4	1.6	4.6

Including	245.5	246.4	0.9	7.1
And	248.6	249.5	0.9	13.0
And	252.4	253.7	1.3	10.6
And	316.7	321.0	4.3	8.1
Including	317.4	321.0	3.6	9.2

04GSE040	103.9	107.0	3.1	5.8
Including	103.9	105.4	1.5	8.4
And	184.0	186.9	2.9	2.9
Including	185.6	186.3	0.7	5.1
And	194.0	199.0	5.0	3.2
Including	198.5	199.0	0.5	12.9

04GSE041	182.4	184.8	2.4	3.6

2004 Surface plan with Drill hole Locations, Goose Lake Project

Goose Lake Project - Diamond Drill Holes
N
Goose Lake
BL 5200E
L5540N
L5420N
L5300N
L5180N
L5060N
L4940N
L4820N
L4700N
04GSE030
04GSE027
04GSE028
04GSE035
04GSE031
04GSE029
04GSE032
04GSE025
04GSE034
04GSE038
04GSE037
04GSE033
04GSE026
04GSE039
04GSE040
04GSE041
04GSE036
Rock Types
Greywacke / Mudstone
Iron Formation
Middle Mudstone
Gabbro
Felsic Dyke
September 20, 2004
Summer 2004 Diamond Drill Holes
Winter 2004 Diamond Drill Holes
Pre-2004 Diamond Drill Holes

2004 Longitudinal Section with Drillhole Pierce Points, Boston Project

11500 N
12000 N
12500 N
13000 N
Ramp
4000m
3800m
3600m
3400m
3200m
3000m
2800m
2600m
319
321A
308A
322
308
309
306
316
313
317
314
304
302
312
311
323
325
324
326
318
319
321A
310
320
315
303
301W2
300W
310
301
301W1
297
298
301
0
400
metres
Fold Hinge
Miramar
Mining Corp.
Boston
Vertical Longitudinal, Looking NW
October 12, 2004
Drilling pierce points (pre 2004)
Completed Pierce Points
Resource Definition
Directional Drilling
Deep Drilling
Trace of hole between intercepts
All holes have prefix "SO4-"
16.2/9.5 Au g/t / m Core Length
Sediments
Mafic Volcanics and Intrusives

NEW 2004 Boston Drill Results Highlights

Hole ID	Intercept(m)	Gold Grade(g/t)
S04-323	6.8	11.5
Including	5.2	14.2
S04-324	2.1	16.1
Including	0.5	52.3
S04-325	3.6	10.7
And	3.7	20.7
Including	1.3	58.7

*See table in news release for complete results